DonorSee, LLC (the "Company") a Virginia Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
DonorSee, LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in member equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
December 5, 2022
Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2021	2020
ASSETS		
Current Assets		
Cash and Cash Equivalents	473,161	86,501
Accounts Receivable	3,032	790
Total Current Assets	476,193	87,291
Total Non-Current Assets	-	-
TOTAL ASSETS	**476,193**	**87,291**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Other Liabilities	-	7,180
Total Current Liabilities	-	7,180
Long-term Liabilities		
Future Equity Obligation	122,750	122,750
Total Long-Term Liabilities	122,750	122,750
TOTAL LIABILITIES	122,750	129,930
EQUITY		
Member Capital	353,443	(42,639)
TOTAL LIABILITIES AND EQUITY	**476,193**	**87,291**

DonorSee, LLC
Statement of Operations

	Year Ended December 31, 2021	2020
Revenue	284,264	179,342
Operating Expenses		
Wages & Payroll	202,434	67,919
Legal & Professional	174,216	53,835
Marketing & Advertising	34,983	23,059
Dues & Subscriptions	28,155	13,872
General & Administrative	25,440	14,307
Rent and Lease	13,507	9,448
Travel	10,015	381
Other	969	-
Total Operating Expenses	489,719	182,821
Operating Income (loss)	(205,455)	(3,479)
Total Other Income	-	-
Other Expense - Write off of intangible	-	2,543
Net Income (loss)	(205,455)	(6,022)

DonorSee, LLC
Statement of Cash Flows

	Year Ended December 31, 2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	(205,455)	(6,022)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable	(2,242)	(505)
Other Liabilities	(7,180)	7,180
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(9,422)	6,675
Net Cash provided by (used in) Operating Activities	(214,877)	653
INVESTING ACTIVITIES	-	-
FINANCING ACTIVITIES		
Capital Contributions	601,537	-
Net Cash provided by (used in) Financing Activities	601,537	-
Cash at the beginning of period	86,501	85,848
Net Cash increase (decrease) for period	386,660	653
Cash at end of period	473,161	86,501

DonorSee, LLC
Statement of Changes in Member Equity

	Total Member Equity
Beginning Balance at 1/1/20	(36,617)
Net Income (Loss)	(6,022)
Ending Balance 12/31/2020	(42,639)
Capital Contributions	601,537
Net Income (Loss)	(205,455)
Ending Balance 12/31/2021	353,443

DonorSee, LLC
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

DonorSee, LLC ("the Company") was formed in Virginia on March 11th, 2016 and will convert to a corporation in 2022. The company is in the business of providing a technology platform to connect charitable donors to nonprofits. The Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company's revenue is primarily derived as a result of matching charitable entities with donors intending to make contributions to such entities. The fee rate is based on the size of the donation (i.e., payment processing or commissions). The Company recognizes revenue as the payments are received from the donor. Revenues are generally reported when the payment is processed by the vendor. Subsequent settlement of the payment by Stripe usually occurs within one or two days from the date that the donor creates the transaction. This usually results in a maximum of 3-5 days between revenue recognition and the subsequent receipt.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

The Company operates an incentive program where it issues units/shares in the company to employees and service providers from time to time. The grants vest over periods of 1-4 years.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options		**Weighted Average Exercise Price**		**Weighted Average Intrinsic Value**
Total options outstanding, January 1, 2020	-	$	-	$	-
Granted	-	$	-	$	-
Exercised	-	$	-	$	-
Expired/cancelled	-	$	-		
Total options outstanding, December 31, 2020	-	$	-	$	-
Granted	10,000	$	2.800	$	-
Exercised	-	$	-	$	-
Expired/cancelled	-	$	-		
Total options outstanding, December 31, 2021	10,000	$	2.800	$	-
Options exercisable, December 31, 2021	-	$	-	$	-

	Nonvested Options		**Weighted Average Per Share Purchase Value**	**Weighted Average Per Share Intrinsic Value**
Nonvested options, January 1, 2020				
Granted	-	$	-	-
Vested	-	$	-	-
Forfeited	-	$	-	-
Nonvested options, December 31, 2020	-	$	-	-
Granted	10,000	$	2.8000	-
Vested	-	$	-	-
Forfeited	-	$	-	-
Nonvested options, December 31, 2021	10,000	$	-	-

The following is an analysis of shares of the Company's incentive shares issued as compensation:

	Nonvested Shares	Weighted Average Fair Value
Nonvested shares, January 1, 2020		
Granted	49,687	$ -
Vested	(8,281)	$ -
Forfeited	-	$ -
Nonvested shares, December 31, 2020	41,406	$ -
Granted	242,912	$ -
Vested	(105,548)	$ -
Forfeited	-	$ -
Nonvested shares, December 31, 2021	178,770	$ -

Income Taxes

The Company was a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations. The Company has since converted to a corporation and will be subject to tax at the corporate level.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2020 and 2021, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 100% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $2M.

NOTE 6 – LEASES

During the periods presented, DonorSee leased two different offices within the same building. The lease began September 2021 at a monthly rate of $1,500. DonorSee upgraded to a larger office within the same complex, effective March 2022 at a monthly rent of $3,400. DonorSee completed the lease term in July 2022.

Year Ending December 31,	Expected Payments
2021	6,000
2022	19,050
2024	-
2025	-
2026	-
Thereafter	-

NOTE 7 – EQUITY

Prior to DonorSee, LLC's conversion through merger into a Delaware corporation in January 2022, The Second Amended and Restated Operating Agreement of DonorSee, LLC, a Virginia limited liability company, dated March 24, 2021, set forth the rights and preferences of Common Shares and Preferred Shares. Prior to distributions on the Common Shares, Preferred Shares are entitled to receive $2.80 per share; thereafter, each Common Share is entitled to a make-up distribution of $2.80 per share. Thereafter, distributions are ratable on all Shares, subject to the terms of the operating agreement. There are special rules for tax distributions. The power to manage the business and affairs of the Company under the operating agreement resides in the Directors (statutory managers); in 2021 there was only one Director. Members holding a majority of the voting power of Common Shares and Preferred Shares, voting together as a single voting group (not as separate classes), have the power to appoint/elect all of the Directors, to determine the number of Directors and to remove, without cause at any time, any Director. However, certain matters may only be undertaken with the vote of two-thirds of the Common Shares and Preferred Shares, voting together and not as separate classes. These matters are: substantively amending the operating agreement, a material acquisition outside the ordinary course of business, merger or consolidation, selling or transferring all or substantially all of DonorSee's assets, dissolving and liquidating the company.

On December 31, 2021, there were 1,976,294 Common Shares and 184,223 Preferred Shares outstanding.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through December 5, 2022, the date these financial statements were available to be issued.

In January 2022, DonorSee converted from a Virginia LLC to a Delaware C-Corporation. 80,212 preference shares in exchange for $344,200. DonorSee's Founding CEO, passed away unexpectedly in June 2022. DonorSee appointed a fulltime CEO, in September 2022. DonorSee appointed a full Board of Directors in September 2022.

NOTE 9 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses and negative cashflows from operations and may continue to generate losses. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated

these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 10 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.